Exhibit 1

BAYTEX ENERGY LTD.

(“BTE”)

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

ISSUER BID

This is a Notice of Intention by Baytex Energy Ltd. (the “Corporation”), a corporation amalgamated under the Business Corporations Act (Alberta) with its principal office at Suite 2200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, to make a normal course issuer bid (the “Issuer Bid”) for certain of its issued and outstanding Common Shares (the “Shares”).

THE CORPORATION’S SHARE PURCHASE PROGRAM

The Corporation proposes to purchase from time to time, as it considers advisable, commencing January 6, 2003 (the “Commencement Date”) up to 5,200,000 Shares (being approximately 10 percent of the public float) on the open market through the facilities of The Toronto Stock Exchange subject to the limitation that no more than 2 percent of the issued and outstanding Common Shares may be purchased in any 30 day period. In no event, however, will the Corporation purchase more than 10 percent of the issued and outstanding Common Shares in the public float as determined at the Commencement Date. If a greater number of Shares are tendered than the Corporation is willing to take up and pay for, the Corporation will take up proportionately, disregarding fractions, according to the number of Shares tendered. The Issuer Bid will terminate on the earlier of January 5, 2004, being 12 months after the Commencement Date, such earlier time as the program has been completed or such date as the President of the Corporation gives notice of the termination of the normal course issuer bid. No purchases will be made by the Corporation other than by means of open market transactions during the period the Issuer Bid is outstanding. The price which the Corporation will pay for any Shares will be no higher than the last independent trade of a board lot at the time of such purchase. Shareholders selling Shares shall be responsible for normal brokerage commissions. Purchase and payment for the Shares acquired by the Corporation will be made in accordance with the rules and policies of The Toronto Stock Exchange.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares of the Corporation.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at December 31, 2001, an aggregate of 52,008,064 Common Shares were issued and outstanding. As at December 20, 2002, an aggregate of 52,818,907 Common Shares were issued and outstanding. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of the Corporation upon liquidation.

SOURCE OF FUNDS

Funds to purchase the Shares will be provided by the Corporation. The Corporation may borrow all or a portion of such funds. Management of the Corporation is satisfied that the resources of the Corporation will be adequate to provide the required funds to repay such borrowings and interest thereon.

PURPOSE OF BID

The board of directors of the Corporation believes that the current market price of the Shares does not reflect the growth in the Corporation’s reserves, production and cash flow during 2002. The board of directors have thus concluded that the purchase of Shares under the Issuer Bid is an appropriate use of the Corporation’s funds and is in the best interests of the Corporation. The Issuer Bid will increase the proportionate share interest in the Corporation of those shareholders who retain their Shares. All Shares purchased by the Corporation will be cancelled, thereby increasing the respective proportionate share interest of all remaining shareholders on a pro rata basis. The Issuer Bid also affords an increased degree of liquidity to those of the Corporation’s shareholders who elect to dispose of their Shares.

SALES BY INSIDERS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, it has been determined that none of the directors, senior officers or other insiders of the Corporation nor their associates, and no person acting jointly or in concert with the Corporation, and no person holding ten percent or more of any class of equity securities, currently intend to sell their Shares under the Issuer Bid. It is possible, however, that such sales may occur as circumstances or decisions unrelated to the existence of the Issuer Bid determine. None of such persons or companies expects to benefit, either individually or collectively, from the Issuer Bid, except to the extent that their holdings would represent an increased proportion of the issued and outstanding Common Shares after completion of the Issuer Bid. The Corporation does not have any contract, arrangement or understanding, formal or informal, with any holder of the Shares with respect to its proposed purchase thereof under the Issuer Bid or with any person with respect to any securities of the Corporation in relation to its proposed purchase of the Shares under the Issuer Bid.

PREVIOUS PURCHASES

The Corporation’s current issuer bid expired on December 26, 2002. 9,200 Shares were repurchased under this bid at an average price of $6.03 per share.

EVALUATION OF THE CORPORATION’S OIL AND GAS RESERVES

Outtrim Szabo Associates Ltd. (“Outtrim”), independent oil and gas reservoir engineers, evaluated the proved and probable additional crude oil, natural gas liquids and natural gas reserves of the Corporation’s properties as at December 31, 2001 (the “Outtrim Report”). A summary of the Outtrim Report is set forth in Schedule "A" hereto. Copies of the Outtrim Report are available for inspection at the head office of the Corporation during normal business hours while the Bid remains outstanding.

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EVALUATION OF THE CORPORATION’S UNDEVELOPED LAND HOLDINGS

As at December 31, 2001, the Corporation’s undeveloped land position consisted of 1,385,492 (1,139,805 net) acres. Based on an independent land evaluation conducted by Charter Land Services (“Charter”) and summarized in a report prepared by Charter effective December 31, 2001 (the “Charter Report”), the estimated value of the Corporation’s net undeveloped land holdings at December 31, 2001 was $89.5 million. A summary of the Charter Report is set forth in Schedule “B” hereto. A copy of the Charter Report will be available for inspection during regular hours at the principal offices of the Corporation at Suite 2200, 205 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

MATERIAL CHANGES IN THE AFFAIRS OF THE ISSUER

Other than as set forth below, there are no undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

The Corporation anticipates having an independent evaluation of its undeveloped land holdings as at December 31, 2002 prepared in the first quarter of 2003. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite 2200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

The Corporation anticipates having an independent evaluation of its oil and natural gas reserves as at December 31, 2002 prepared in the first quarter of 2003. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite 2200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

CERTIFICATE

I, Raymond T. Chan, Senior Vice-President and Chief Financial Officer of the Corporation, duly authorized by the board of directors of the Corporation, hereby certify that the foregoing Notice of Intention is complete and accurate and in compliance with Part 6 of the Rules and Policies of The Toronto Stock Exchange and that such Notice of Intention contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated therein or that is necessary to make a statement therein not misleading in the light of the circumstances in which it is made.

DATED at the City of Calgary, in the Province of Alberta, this 2nd day of January, 2003.

BAYTEX ENERGY LTD.
Per:	(signed) “Raymond T. Chan”
Raymond T. Chan
Senior Vice-President and Chief Financial Officer

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SCHEDULE “A”

Outtrim has prepared the Outtrim Report evaluating the proved and probable additional crude oil, NGL and natural gas reserves of Baytex’s properties as of December 31, 2001. In preparing its report, Outtrim obtained basic information from Baytex, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required by Outtrim was obtained from public records, other operators and from Outtrim’s non-confidential files. Outtrim did not independently verify the factual information that Baytex provided to it or that it obtained from other sources. Outtrim did not conduct a field inspection.

The following tables, based on the Outtrim Report, show the estimated share as at the dates indicated of Baytex’s crude oil, natural gas and NGL reserves and the present value of estimated future cash flow for these reserves using escalated and constant prices and costs as indicated. The present worth of estimated future cash flow is stated after provisions for estimated future capital expenditures and abandonment costs for the wells net of salvage value and prior to provision for income taxes.

CRUDE OIL AND NATURAL GAS RESERVES AND

PRESENT WORTH OF ESTIMATED FUTURE CASH FLOW

ESCALATED DOLLAR ECONOMICS

	Remaining Reserves						Present Value of Future Cash Flow Before Income
	Crude Oil		Natural Gas		NGLs		Taxes Discounted at Rates of
Reserve Category	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%	20%
	stb	stb	mmcf	mmcf	bbl	Bbl	M$	M$	M$	M$
Proved Developed
Producing	30,901,330	27,777,580	91,605	74,175	1,043,017	669,039	608,890	446,084	397,968	361,097
Non-Producing	38,930,790	33,574,476	30,731	24,152	330,228	217,384	482,389	245,032	193,899	159,223
Proved Undeveloped	38,614,640	35,585,496	12,317	9,495	400,854	255,515	431,926	232,986	182,069	145,915
Total Proved	108,446,760	96,937,552	134,653	107,822	1,774,099	1,141,938	1,523,205	924,102	773,936	666,235
Probable Additional	51,613,832	46,036,224	42,767	33,983	720,281	456,705	730,324	354,566	270,937	214,324
Total Before Risk	160,060,592	142,973,776	177,420	141,805	2,494,380	1,598,643	2,253,529	1,278,668	1,044,873	880,559
Reduction Due to Risk	(25,806,916)	(23,018,112)	(21,383)	(16,991)	(360,140)	(228,352)	(365,162)	(177,283)	(135,468)	(107,162)
Total After Risk	134,253,676	119,955,664	156,037	124,814	2,134,240	1,370,291	1,888,367	1,101,385	909,405	773,397

CONSTANT DOLLAR ECONOMICS

	Remaining Reserves						Present Value of Future Cash Flow Before Income
	Crude Oil		Natural Gas		NGLs		Taxes Discounted at Rates of
Reserve Category	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%	20%
	stb	stb	mmcf	mmcf	bbl	Bbl	M$	M$	M$	M$
Proved Developed
Producing	29,592,786	26,598,204	91,156	72,760	1,040,254	668,213	439,620	328,615	295,414	269,779
Non-Producing	35,793,726	31,292,820	30,772	23,873	330,854	217,953	220,117	126,066	102,892	86,383
Proved Undeveloped	38,189,728	35,568,624	12,299	9,138	399,944	255,379	188,820	99,174	75,245	58,059
Total Proved	103,576,240	93,459,648	134,227	105,771	1,771,052	1,141,545	848,557	553,855	473,551	414,221
Probable Additional	49,914,848	45,051,552	42,655	33,266	719,810	457,942	377,447	192,280	147,751	116,789
Total Before Risk	153,491,088	138,511,220	176,882	139,037	2,490,862	1,599,487	1,226,004	746,135	621,302	531,010
Reduction Due to Risk	(24,957,424)	(22,525,776)	(21,327)	(16,633)	(359,905)	(228,971)	(188,723)	(96,140)	(73,875)	(58,394)
Total After Risk	128,533,644	115,985,424	155,555	122,404	2,130,957	1,370,516	1,037,281	649,995	547,427	472,616

Notes:

(1)                                  “Gross” reserves are defined as those accruing to the Company before deduction of all royalties and interests owned by others. “Net” reserves are defined as those accruing to the Company after deduction of all royalties and interests owned by others.

(2)                                  Probable additional cash flows presented in the Outtrim Report are prepared at full value assuming that the quantities and values of the forecast production are unrisked. For the purpose of determining the values presented in these tables, a risk factor of 50% has been applied to the probable additional reserves and cash flows.

(3)                                  “Proved Reserves” are those reserves estimated as recoverable under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economical and technically successful in the subject reservoir.

(a)                                  “Proved Producing Reserves” are those developed reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non- producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut in because its deliverability is not required to meet contract commitments.

(b)                                 “Proved Non-Producing Reserves” are those developed reserves that are not currently producing either due to lack of facilities and/or markets.

(c)                                  “Proved Undeveloped Reserves” are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreages are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

(4)                                  “Probable Additional Reserves” are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

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(5)           Price Forecast

OUTRIM SZABO ASSOCIATES LTD. PRICE FORECAST

EFFECTIVE DATE DECEMBER 31, 2001

Oil Prices

YEAR	OIL FIELD COSTS INFLATION%	EXCHANGE $CDN/$US	WTI @ Cushing $US/bbl	EDM. OIL PRICE D2S2 $/bbl	HEAVY OIL 25 API HARDISTY $bbl	HEAVY OIL 12 API HARDISTY $bbl
2002	0.0	0.640	20.50	31.13	22.63	16.13
2003	1.5	0.650	20.81	31.09	23.59	18.59
2004	1.5	0.660	21.12	31.05	25.05	20.55
2005	1.5	0.670	21.44	31.02	25.52	21.52
2006	1.5	0.670	21.76	31.48	25.98	21.98
2007	1.5	0.670	22.08	31.96	26.46	22.46
2008	1.5	0.670	22.42	32.44	26.94	22.94
2009	1.5	0.670	22.75	32.92	27.42	23.42
2010	1.5	0.670	23.09	33.42	27.92	23.92
2011	1.5	0.670	23.44	33.92	28.42	24.42

escalated oil and NGL prices at 1.5% per year thereafter

Natural Gas Prices

YEAR	TCGSL $/mcf	PAN ALBERTA $/mcf	PRO GAS $/mcf	DIRECT $/mcf	SPOT $/mcf
2002	3.92	3.34	4.04	3.97	4.12
2003	4.14	3.62	4.14	4.09	4.39
2004	4.25	3.91	4.25	4.22	4.43
2005	4.36	4.19	4.36	4.34	4.42
2006	4.47	4.47	4.47	4.47	4.47
2007	4.55	4.55	4.55	4.55	4.55
2008	4.64	4.64	4.64	4.64	4.64
2009	4.70	4.70	4.70	4.70	4.70
2010	4.76	4.76	4.76	4.76	4.76
2011	4.82	4.82	4.82	4.82	4.82

escalated oil and NGL prices at 1.5% per year thereafter

(6)                                  Product prices in the constant price evaluations are based on actual prices received for oil and natural gas liquids and natural gas at December 31, 2001.

                The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the Outtrim Report. In addition, operating and capital costs have not been increased on an inflationary basis.

(7)                                  ARTC varies from a maximum of 75% of $2.0 million when the oil price is below US $15 per barrel to a minimum of 25% of $2.0 million when the oil price is above US$30 per barrel. For the cash flow projection, the ARTC program was assumed to stay in place for a period of 10 years.

(8)                                  Outtrim estimates the total capital costs net to Baytex to achieve the estimated future net proved and probable production revenues set out in the Outtrim Report, based on escalating cost assumptions, to be $211.2 million (discounted at 10%).

                Outtrim estimates the total capital costs net to Baytex to achieve the estimated future net proved and probable production revenues set out in the Outtrim Report, based on constant cost assumptions, to be $205.5 million (discounted at 10%).

(9)                                  Cash flow is income derived from the sale of net reserves, less all capital costs, production taxes, and operating costs and before provision for income taxes and administrative overhead costs.

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SCHEDULE “B”

The undeveloped land holdings of the Corporation as at December 31, 2001 as set forth in the Charter Report are set forth in the following table:

	Undeveloped(1)
	Gross(2)	Net(3)
Alberta	1,056,273	864,054
Saskatchewan	251,686	223,408
British Columbia	77,533	52343
Total	1,385,492	1,139,805

Notes:

(1)                                  Land holdings are expressed in acres.

(2)                                  "Gross" means the total number of acres in which the Corporation has an interest.

(3)                                  "Net" refers to the aggregate of the percentage interests of the Corporation in the gross acres.